SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                  FORM 6-K

                      Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                         For the month of June 1998

                            ----------------------


                  GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
                            (Name of registrant)


                              1O Hasikma Street
                             Haifa 31700, Israel
                 (Address of principal executive offices)

                            ----------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X       Form 40-F
                               -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes           No   X
                              -----        -----

            RUBENSTEIN  INVESTOR  RELATIONS


FROM:       GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
            10 Hasikma Street
            Haifa 31700, Israel
            Contact:  Eli Aran
            Telephone:  (914) 634-0300
            Fax:  (914) 634-8077

            Rubenstein Investor Relations
            Contact: Jeffrey Volk
            Telephone:  (212) 843-8086
            Fax:  (212) 843-9200

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                                                         FOR IMMEDIATE RELEASE


           PRINCIPALS OF GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
             WIN BID TO ACQUIRE CONTROLLING INTEREST IN ISRAEL'S
             SECOND LARGEST OIL, ENERGY AND REAL ESTATE COMPANY

NEW YORK, NY, JUNE 17, 1998   GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
(Nasdaq: GDCUF, GDCOF, GDCWF and GDCZF) announced today that Eli Aran and Moshe Schnapp, its principal shareholders and its Chairman and President, respectively, are the successful bidders in acquiring a controlling interest in Granit Hacarmel Investments Ltd., the second largest oil, energy and real estate company in Israel, from Mashab Enterprise and Development Ltd. for approximately $211 million. Granit Hacarmel, a public company listed on the Tel-Aviv stock exchange, had approximately $873 million of sales in 1997 and reported approximately $202 million of sales for the first quarter of 1998.

-more-

GENESIS DEVELOPMENT AND CONSTRUCTION LTD.
PAGE 2

Granit Hacarmel has significant real estate holdings, both directly and through the gas stations it controls. The terms of the agreement provide an option for Genesis to purchase the equity interests to be acquired by Messrs. Aran and Schnapp at a price equal to their winning bid.

Commenting on the agreement, Eli Aran, Chairman of Genesis, stated "This agreement marks the beginning of a long term opportunity for Genesis. We believe that if Genesis exercises its option it would become the second-largest oil, energy and real estate company in Israel. Mashab Enterprise and Development was required to divest itself of certain assets by the Israeli government due to anti-competitive concerns. The Genesis principals were one of among over 30 qualified bidders for the assets, including Bank Leumi Le-Israel Ltd., Israel's second largest bank."

Headquartered in Haifa, Israel, Genesis Development and Construction Ltd. is an Israeli company principally engaged in real estate development and construction management with a primary focus on residential and public properties in Israel. The Company acts as a general contractor, subcontracting all of its construction activities. In addition to managing all of its own projects, Genesis also provides consulting, management and financial management services to other real estate developers and contractors.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND CONCERN, AMONG OTHER THINGS, THE ABILITY OF THE COMPANY TO COMPETE IN THE ISRAELI REAL ESTATE INDUSTRY AND THE STRENGTH OF SUCH INDUSTRY, AND ARE SUBJECT TO CHANGES IN THE ISRAELI ECONOMY, CONTINUING IMMIGRATION, THE AVAILABILITY OF LAND, AND THE CONTINUED AVAILABILITY OF RAW MATERIALS AND LABOR. FURTHER INFORMATION REGARDING THESE RISKS IS DESCRIBED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.
                                    ###

                                SIGNATURES
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                           GENESIS DEVELOPMENT AND CONSTRUCTION LTD.


                                By:          Eli Aran
                                   ---------------------------------
                                       Name: Eli Aran
                                       Title: Chairman


                                By:          Moshe Schnapp
                                   ---------------------------------
                                       Name: Moshe Schnapp
                                       Title: President


Date: June 18, 1998